SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

12 August 2011

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01):

Exhibit	Document
1	Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preference Dividends.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

By:	/s/ T Tookey
	Name:	Tim J W Tookey
	Title:	Group Finance Director Lloyds Banking Group plc

12 August 2011

Exhibit 1

Ratio of earnings to fixed charges

The table below shows the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preference dividends:

	Six months ended	Year ended
Earnings (1)	30 June 2011	31 Dec 2010	31 Dec 2009	31 Dec 2008(2)	31 Dec 2007(2)	31 Dec 2006(2)
	£m	£m	£m	£m	£m	£m
Profit before tax	(51)	(2,919)	1,042	760	3,999	4,249
Add: Share of losses / (profits) from joint ventures and associates	(14)	88	752	(4)	(10)	(6)
Add: Dividends received from joint ventures and associates	2	1	2	52	2	2
Add: Fixed charges	7,681	17,173	19,866	10,352	11,208	9,131
Earnings	7,618	14,343	21,662	11,160	15,199	13,376

Fixed charges

Interest expensed and capitalised (3)	7,616	17,034	19,730	10,277	11,138	9,059
Estimated interest included within rental expense (4)	65	139	136	75	70	72
Fixed charges	7,681	17,173	19,866	10,352	11,208	9,131

Preference dividends (5)	-	-	-	-	-	-

Combined fixed charges and preference dividends	7,681	17,173	19,866	10,352	11,208	9,131

Ratios
Ratio of earnings to fixed charges	N/A	N/A	1.09	1.08	1.36	1.46
Ratio of earnings to combined fixed charges and preference dividends	N/A	N/A	1.09	1.08	1.36	1.46

In the six months to 30 June 2011 earnings were inadequate to cover fixed charges by £63 million and to cover combined fixed charges and preference dividends by £63 million.

In the year to 31 December 2010 earnings were inadequate to cover fixed charges by £2,830 million and to cover combined fixed charges and preference dividends by £2,830 million.

Notes

(1)
For the purposes of these ratios, earnings consist of profit before tax, less the unremitted income of joint ventures and associates plus fixed charges.  Unremitted income is calculated as the share of profits / losses from joint ventures and associates less dividends received.

(2)
The profit before tax for 2008 and preceding years was restated in 2009 to show the impact of amendment to IFRS 2 Share-based Payment, which was adopted in the Group's 2009 consolidated financial statements, as disclosed in note 1 on page F-11 of the Group's 2010 Annual Report on Form 20-F.

(3)
Interest expensed and capitalised includes the amortisation of debt issuance costs, discounts and premiums and includes interest expense from the banking book included within “interest and similar expense” as well as interest expense from the trading book included within “other operating income”.

(4)
Fixed charges consist of total interest expensed and capitalised plus an estimate for the proportion of rental expenses deemed to represent interest cost.  This has been estimated at 30% of rental expenses, as a reasonable approximation of the interest factor.

(5)
There are no preference shares accounted for as equity; all preference shares being accounted for as debt and therefore preference share dividends are already included within interest costs.  As a result, the ratios calculated using fixed charges and combined fixed charges plus preference dividends are the same.